UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Verso Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

July 15, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 92531L207	13G

1.	NAMES OF REPORTING PERSONS Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,086,897
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 2,086,897
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,897[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%
12.	TYPE OF REPORTING PERSON* IA

1 Represents 1,960,759 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of a warrant. The warrant is exercisable by the reporting person at any time prior to expiration on July 15, 2023.

CUSIP No. 92531L207	13G

1.	NAMES OF REPORTING PERSONS Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,086,897
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 2,086,897
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,897[2]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%
12.	TYPE OF REPORTING PERSON*

2 Represents 1,960,759 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of a warrant. The warrant is exercisable by the reporting person at any time prior to expiration on July 15, 2023.

Item 1(a). Name of Issuer:

Verso Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by Mudrick Capital Management, L.P. and Jason Mudrick.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of Mudrick Capital Management, L.P. and Jason Mudrick is 527 Madison Avenue, 6th Floor, New York, NY 10022.

Item 2(c). Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.01 par value per share.

Item 2(e). CUSIP Number:

92531L207

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person.

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages herein are based on 33,366,784 Class A Common Shares of the Issuer outstanding as of July 15, 2016, as reported in the Issuer’s Form 8-K filed on July 19, 2016, increased by the 126,138 shares of Class A Common Shares underlying the warrant disclosed herein.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

	(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

	(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

	(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

July 25, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

July 25, 2016
(Date)

/s/ Jason Mudrick
(Signature)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13G (including amendments thereto) with respect to Class A Common Shares, par value $0.01 per share, of Verso Corporation, a Delaware corporation, filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 25th day of July 2016.

MUDRICK CAPITAL MANAGEMENT, L.P.

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

/s/ Jason Mudrick
(Signature)